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                            September 24, 2021

       Thomas P. Kelly
       Chief Financial Officer
       Deciphera Pharmaceuticals, Inc.
       200 Smith Street
       Waltham, MA 02451

                                                        Re: Deciphera
Pharmaceuticals, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2020
                                                            Filed February 9,
2021
                                                            File No. 1-38219

       Dear Mr. Kelly:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2020

       Management's Discussion and Analysis, page 104
       Results of Operations, page 111

   1. Cost of sales were only $0.2 million for the year ended December 31, 2020, resulting in a gross margin percentage
of 99.4%. You state on page 112 that external manufacturing
                                                        costs associated with
QINLOCK inventory prior to FDA approval were previously
                                                        expensed as research
and development expenses and, therefore, are not included in cost of sales during the year
then ended. Please explain the following and consider providing additional disclosure
in your future filings:
                                                            the amount of
estimated revenues represented by inventory on hand at December
                                                             31, 2020 for which
manufacturing costs were expensed in prior periods as research and development
expenses (i.e.,"zero cost inventories");
                                                            when you expect to
finish selling the zero cost inventories;
                                                            the shelf life of
your inventory and your consideration of whether or not any
 Thomas P. Kelly
Deciphera Pharmaceuticals, Inc.
September 24, 2021
Page 2
              additional inventory will be determined to be obsolete in future periods; and
                your estimate of what the gross margin percentage will be after the zero cost inventories are sold.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at (202) 551-3743 or Angela Connell at (202) 551-3426 with any questions.



FirstName LastNameThomas P. Kelly                              Sincerely,
Comapany NameDeciphera Pharmaceuticals, Inc.
                                                               Division of
Corporation Finance
September 24, 2021 Page 2                                      Office of Life
Sciences
FirstName LastName